Cicero Inc.
8000 Regency Parkway
Cary, NC 27518

November 19, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: David L. Orlic, Esq.

Re:	Cicero Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 000-26392

Dear Mr. Orlic:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated November 13, 2008, setting forth comments to the Form 10-K for the Fiscal Year Ended December 31, 2007 (the “Form 10-K”), filed by Cicero Inc. (the “Company”) on March 31, 2008. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Item 9A. Controls and Procedures

1.
We note the proposed disclosure for an amendment to your Form 10-K that is attached as Schedule A to your response letter.  Your amendment should also include an explanatory note at the forepart of the filing setting forth the reasons you are filing the amendment and referring readers to specific locations within the amended filing where further details are presented.  In this regard, it appears that the company should explain that it is filing the amendment to provide management’s conclusion that disclosure controls and procedures were not effective as of the end of the fiscal year, in both cases as a result of the recent completion of the company’s evaluation of its internal control.  In your response letter, please provide us with proposed language for such an explanatory note to your amendment.

Response: Attached as Schedule A, please find a copy of the Explanatory Note the Company intends to include in its amended 10-K filing.

2.
In the proposed disclosure for the amendment to your Form 10-K, you state that you have “implemented additional controls and procedures designed to ensure that the disclosure provided by the Company meets the then current requirements of the applicable filing made under the Exchange Act.”  Please elaborate to describe the additional controls and procedures that the company has implemented.

Response:  The Company has implemented the following additional controls and procedures:

●           The Company has established a time table for annual testing of the effectiveness of its internal control over financial reporting with the direct reporting of the results to the Audit Committee to ensure proper compliance with SEC rules and regulations; and

●           The Company has hired a Controller whose duties include ensuring that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (919) 380-5000.

Sincerely,
/s/ John Broderick
John Broderick
Chief Financial Officer

cc: Andrew Hudders, Esq.

SCHEDULE A

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A amends the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission (“SEC”) on March 31, 2008 (the “Original Annual Report”). This Amendment revises management’s conclusion as to the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007 in Item 9A, in response to an SEC Staff comment letter dated October 21, 2008. Management has concluded that, as of December 31, 2007, our disclosure controls and procedures are not effective because we failed to complete our assessment of internal control over financial reporting as of December 31, 2007, as required by Item 308T of Regulation S-K, prior to filing the Original Annual Report with the SEC.

We are also re-filing Exhibit 31.1, Section 302 Certification – Principal Executive Officer and Exhibit 31.2, Section 302 Certification – Principal Financial Officer, as required by Rule 12b-15 of the Securities Exchange Act of 1934 (the “Exchange Act”). As permitted by, and in accordance with Staff guidance, because the Company is not including financial statements in this Amendment, paragraph 3 of each of these certifications has been removed.

Except as described above, no attempt has been made in this Amendment to modify or update other disclosures presented in the Original Annual Report. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report, or modify or update those disclosures, including the exhibits to the Original Annual Report, affected by subsequent events. Accordingly, this Amendment No. 1 should be read in conjunction with our filings with the SEC subsequent to the filing of the Original Annual Report, including any amendments to those filings.